SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NIKOLA CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

     654110105

(CUSIP Number)

Dale T. Brinkman, Esq.

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

(614) 438-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

WI Ventures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 14,048,020

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: 14,048,020

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,048,020

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14.	TYPE OF REPORTING PERSON (see instructions):

OO

1.	NAME OF REPORTING PERSON

Worthington Steel of Michigan, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: 14,048,020 [See Item 5 of this Schedule 13D/A]

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: 14,048,020 [See Item 5 of this Schedule 13D/A]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,048,020 [See Item 5 of this Schedule 13D/A]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14.	TYPE OF REPORTING PERSON (see instructions):

CO; HC

1.	NAME OF REPORTING PERSON

Worthington Industries, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: 14,048,020 [See Item 5 of this Schedule 13D/A]

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: 14,048,020 [See Item 5 of this Schedule 13D/A]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,048,020 [See Item 5 of this Schedule 13D/A]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14.	TYPE OF REPORTING PERSON (see instructions):

CO; HC

Item 1.Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on June 9, 2020 (the “Schedule 13D”) by (i) WI Ventures, LLC, an Ohio limited liability company (“WI Ventures”), (ii) Worthington Steel of Michigan, Inc., a Michigan corporation (“WS Michigan”), and (iii) Worthington Industries, Inc., an Ohio corporation (“Worthington Industries”, and collectively together with WI Ventures and WS Michigan, the “Reporting Persons”), relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4141 E. Broadway Road, Phoenix, Arizona 85040.

The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes the exit filing for the Reporting Persons.

Item 4.Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph:

On July 6 and 7, 2020, WI Ventures sold an aggregate of 5,000,000 of the shares of the Issuer’s Common Stock owned by WI Ventures.  An aggregate of 2,622,498 of such shares were sold by WI Ventures on July 6, 2020 in open market transactions and, as of that date, each of WI Ventures and the other two Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of the Issuer’s Common Stock.  In addition, an aggregate of 2,377,502 of such shares were sold by WI Ventures on July 7, 2020 in open market transactions.

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the disclosure included therein and replacing such disclosure with the following:

As of July 8, 2020, WI Ventures directly holds and beneficially owns (with sole voting power and sole dispositive power) 14,048,020 shares of the Issuer’s Common Stock, representing 3.9% of the Issuer’s outstanding Common Stock (based upon the 360,904,478 shares of Common Stock issued and outstanding as of June 3, 2020 and not taking into account the issuance of any shares of Common Stock upon the exercise of warrants to purchase up to 23,890,000 shares of Common Stock that remained outstanding as of that date, as stated by the Issuer in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement and the Preliminary Prospectus forming a part thereof, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 1, 2020).  As disclosed in Item 4 of this Amendment, as of July 6, 2020, WI Ventures ceased to be the beneficial owner of more than 5% of the shares of the Issuer’s Common Stock.

WS Michigan, by virtue of WS Michigan’s ownership of WI Ventures, and Worthington Industries, by virtue of Worthington Industries’ ownership of WS Michigan, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), the 14,048,020 shares of the Issuer’s Common Stock held directly by WI

Ventures.  As disclosed in Item 4 of this Amendment, as of July 6, 2020, each of WS Michigan and Worthington Industries also ceased to be the beneficial owner of more than 5% of the shares of the Issuer’s Common Stock.

The following sales of shares of the Issuer’s Common Stock were effected in open transactions by WI Ventures (the only Reporting Person to effect any such transactions) during the period since the filing of the Schedule 13D on June 9, 2020 through the date of this Amendment:

DateAggregate Number of Shares SoldWeighted Average Price Per Share

7/6/202,622,498 (1)(2)$51.7203 (1)(2)

7/7/202,377,502 (2)(3)$43.0397 (2)(3)

___________

(1)

These shares were sold in the following price ranges: (a) 472,469 shares at prices from $48.01 to $49.00; (b) 271,084 shares at prices from $49.01 to $50.00; (c) 271,692 shares at prices from $50.01 to $51.00; (d) 44,663 shares at prices from $51.01 to $52.00; (e) 819,793 shares at prices from $52.01 to $53.00; (f) 362,089 shares at prices from $53.01 to $54.00; (g) 245,162 shares at prices from $54.01 to $55.00; (h) 76,001 shares at prices from $55.01 to $56.00; (i) 22,429 shares at prices from $56.01 to $57.00; (j) 14,926 shares at prices from $57.01 to $58.00; (k) 20,363 shares at prices from $58.01 to $59.00; and (l) 1,827 shares at prices from $59.01 to $60.00.

(2)	WI Ventures undertakes to provide upon request by the SEC staff full information regarding the number of shares sold at each separate price.

(3)

These shares were sold in the following price ranges: (a) 332,434 shares at prices from $40.01 to $41.00; (b) 118,916 shares at prices from $41.01 to $42.00; (c) 384,977 shares at prices from $42.01 to $43.00; (d) 1,033,611 shares at prices from $43.01 to $44.00; (e) 401,295 shares at prices from $44.01 to $45.00; (f) 72,653 shares at prices from $45.01 to $46.00; (g) 14,553 shares at prices from $46.01 to $47.00; and (h) 19,063 shares at prices from $47.01 to $48.00.

Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, but they join in this filing as a result of the affiliate relationship of the Reporting Persons.  The filing of this Schedule 13D/A shall not be construed as an admission that any Reporting Person, other than WI Ventures, is the beneficial owner of any of the shares of the Issuer’s Common Stock that such Reporting Person may be deemed to beneficially own due to such affiliate relationship.  In addition, the filing of this Schedule 13D/A shall not be construed as an admission that any member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of the Issuer’s Common Stock that such member, director, officer or affiliate may be deemed to beneficially own.

Item 7.Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of June 9, 2020, among WI Ventures, LLC, Worthington Steel of Michigan, Inc. and Worthington Industries, Inc.

[Remainder of page intentionally left blank; signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2020

WI VENTURES, LLC

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON STEEL OF MICHIGAN, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON INDUSTRIES, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Senior Vice President-Administration, General Counsel & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock of Nikola Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 9, 2020.

WI VENTURES, LLC

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON STEEL OF MICHIGAN, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON INDUSTRIES, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Senior Vice President-Administration, General Counsel & Secretary